Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2006

Mr. Charles N. Martin, Jr.
Chairman of the Board and
Chief Executive Officer
VANGUARD HEALTH SYSTEMS, INC.
20 Burton Hills Boulevard, Suite 100
Nashville, TN 37215

Re: VANGUARD HEALTH SYSTEMS, INC.
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File No. 333-71934

Dear Mr. Martin:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief